July 12, 2005

VIA OVERNIGHT DELIVERY AND EDGAR

Mark P. Shuman
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: TechAlt, Inc.
Form SB-2 Registration Statement
File No. 333-120491

Dear Mr. Shuman:

Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter on behalf of TechAlt, Inc., a Nevada corporation (the “Company”), as the Company’s request to withdraw its Form SB-2 Registration Statement, File No. 333-120491, effective immediately. The Company believes that withdrawing the Form SB-2 Registration Statement at this juncture and refilling at a later date is in the best interest of the Company and its shareholders. None of the securities requested for registration were sold pursuant to the Form SB-2 Registration Statement.

Please don’t hesitate to contact me with any questions or concerns or if I can be of additional assistance.

TECHALT, INC.

/s/ David M. Otto
David M. Otto
General Counsel & Secretary